UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

By Design, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12430M106
(CUSIP Number)

Deanie J. Underwood
2519 East Kentucky Ave.
Denver, Colorado 80209
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12430M106

1	NAMES OF REPORTING PERSONS Deanie J. Underwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

CUSIP No.	12430M106

	7	SOLE VOTING POWER

NUMBER OF		4,400,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,400,000

WITH	10	SHARED DISPOSITIVE POWER

		702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,400,702

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	12430M106

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of By Design, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 2519 East Kentucky Ave., Denver, CO 80209.

ITEM 2. IDENTITY AND BACKGROUND.

      The person filing this statement is Deanie J. Underwood, a US citizen ( the “Reporting Person”).

    The business address of each of the Reporting Person is 2519 East Kentucky Ave., Denver, Colorado 80209.

    During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On February 23, 2005, the Reporting Person was issued a total of 4,400,000 common shares at a price of $0.001 for past services. On July 5, 2005, a limited liability company of which the Reporting Person is a member purchased common stock at $0.50 per share, of which the Reporting Person beneficially owns 702 shares.

CUSIP No.	12430M106

ITEM 4. PURPOSE OF TRANSACTION.

    The Reporting Person holds the shares of Company Common Stock for investment. In addition, the Reporting Person may sell shares of Company Common Stock from time to time as the Reporting Person deem advisable and depending on market conditions. Except as set forth above, the Reporting Person does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule I 3D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

    As of June 22, 2010, based upon information provided by the Company, there were a total of 9,197,802 shares of common stock issued and outstanding. The Reporting Person owned a total of 4,400,702 or approximately a 48% beneficial interest in the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

   None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No.	12430M106

SIGNATURE

       After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Deanie J. Underwood
Deanie J. Underwood, Individually